UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PHI, Inc.

(Name of Issuer)

Voting Common Stock, $0.10 par value

(Title of Class of Securities)

69336T106

(CUSIP Number)

Al A. Gonsoulin

4655 Sweetwater Boulevard

Suite 300

Sugarland, TX 77479

Telephone: 800-804-9003

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69336T106

1.	Name of Reporting Persons. Al A. Gonsoulin
2.	Check the Appropriate Box if a Member of a Group (a) N/A (b) N/A
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A
6.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power: 2,029,350 shares
	8.	Shared Voting Power: N/A
	9.	Sole Dispositive Power: 2,029,350 shares
	10.	Shared Dispositive Power: N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,029,350 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: N/A
13.	Percent of Class Represented by Amount in Row (11): 69.8%*
14.	Type of Person Reporting (See Instructions): IN

*	Based on 2,905,757 total shares of Voting Common Stock outstanding as reported in PHI’s Form 10-K for the year ended December 31, 2014.

This Amendment No. 3 to Schedule 13D relates the voting common stock, par value $0.10 per share (“Voting Common Stock”), of PHI, Inc., a Louisiana corporation (“PHI”), and amends the Schedule 13D filed by the Reporting Person on June 14, 2006 (as amended by Amendment No. 1 filed on December 9, 2010, and Amendment No. 2 filed on December 4, 2012, the “Initial Statement”). Except as specifically amended by this Amendment No. 3, the Initial Statement remains in full force and effect.

Item 2.	Identity and Background.

Item 2(a) of the Initial Statement is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is filed by Al A. Gonsoulin (“Mr. Gonsoulin”), a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The following disclosure is hereby appended to Item 3 of the Initial Statement:

On August 22, 2014, Mr. Gonsoulin purchased 5,428 shares of Voting Common Stock on the open market with personal funds for approximately $271,359.

On September 3, 2014, Mr. Gonsoulin purchased 5,000 shares of Voting Common Stock on the open market with personal funds for approximately $215,050.

On March 23, 2015, Mr. Gonsoulin purchased 4,646 shares of Voting Common Stock on the open market with personal funds for approximately $144,413.

On March 24, 2015, Mr. Gonsoulin purchased 1,000 shares of Voting Common Stock on the open market with personal funds for approximately $31,865.

On March 26, 2015, Mr. Gonsoulin purchased 2,842 shares of Voting Common Stock on the open market with personal funds for approximately $87,653.

On March 27, 2015, Mr. Gonsoulin purchased 505 shares of Voting Common Stock on the open market with personal funds for approximately $15,826.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Initial Statement are hereby amended and restated in their entirety as follows:

(a)	Mr. Gonsoulin owns 2,029,350 shares of Voting Common Stock of PHI. Based on 2,905,757 shares of Voting Common Stock outstanding as reported on PHI’s Form 10-K for the year ended December 31, 2014, Mr. Gonsoulin owns approximately 69.8% of the outstanding shares of the Voting Common Stock of PHI.

(b)	Mr. Gonsoulin exercises sole voting and dispositive power with respect to all 2,029,350 shares owned.

(c)	Four transactions in PHI’s Voting Common Stock were transacted during the sixty-day period prior to the date of the filing of this Amendment No. 3: (1) on March 23, 2015, Mr. Gonsoulin purchased 4,646 shares of Voting Common Stock on the open market with personal funds for approximately $144,413; (2) on March 24, 2015, Mr. Gonsoulin purchased 1,000 shares of Voting Common Stock on the open market with personal funds for approximately $31,865; (3) on March 26, 2015, Mr. Gonsoulin purchased 2,842 shares of Voting Common Stock on the open market with personal funds for approximately $87,653; and (4) on March 27, 2015, Mr. Gonsoulin purchased 505 shares of Voting Common Stock on the open market with personal funds for approximately $15,826.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that as of March 23, 2015, the date of the event which requires the filing of this Amendment, the information set forth in this statement is true, complete and correct.

This 30th day of March, 2015.

/s/ Al A. Gonsoulin
Al A. Gonsoulin